SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May, 2004

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                    RYANAIR STAFF TO RECEIVE 3% PAY INCREASE

Ryanair today (Thursday, 6th May 2004) confirmed to its staff that it would proceed with a 3% pay increase effective 1 April 2004. This increase, which would equate to up to EUR 2,000 extra per annum of the basic pay of pilots, will be implemented in the May payroll and will be backdated to 1 April.

Ryanair was quick to clarify that this pay increase was not any indication of better times ahead, but rather an appropriate reward for the continued productivity gains delivered by its people. Ryanair was the first airline in Europe back in January to warn of a pessimistic outlook for fares and yields and the airline continues to see no change in these very competitive market conditions. Ryanair is continuing to expand rapidly, opening new routes, driving down fares and winning market share from all its competitors.

Traffic figures to be released later today for April will confirm Ryanair's continuing strong growth, but in a very demanding yield environment.
Confirming these pay increases today Ryanair's Chief Executive, Michael O'Leary said:

    "Even in difficult times it remains our priority to reward our staff first, with better pay and conditions than our competitors. Whilst we expect the coming year to be tough and the Winter to be particularly difficult, this pay increase at this time is both a vote of thanks and a demonstration of our confidence in our people who will continue to drive efficiency and continue to widen the substantial cost and price advantage Ryanair has over all other airlines in Europe.

    "As history has repeatedly shown that during price wars, the lowest cost operator wins. In the European airline business lowest cost - by a distance
    - is Ryanair. We will continue to use this cost advantage to offer lower fares and take more share from both the high fare and not so high fare airlines of Europe".


Ends.             Thursday, 6th May 2004


For reference:    Paul Fitzsimmons              Pauline McAlester
                  Ryanair                       Murray Consultants
                  Tel. 353-1-8121212            Tel. 353-1-4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 6 May, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director